United States securities and exchange commission logo





                         February 24, 2022

       Ryan C. Farris
       President
       Ally Auto Assets LLC
       Corporation Trust Center
       1209 Orange Street
       Wilmington, Delaware 19801

                                                        Re: Ally Auto Assets
LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed February 22,
2022
                                                            File No. 333-262894

       Dear Mr. Farris:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Meeks at 202-551-7146 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Structured Finance